UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

________________

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (AMENDMENT NO. 19)

CryoLife, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

228 903 100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

ð	Rule 13d-1(b)

ð	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 228 903 100	13G/A	Page 2 of 5

(l)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Steven G. Anderson

(2)	Check the Appropriate Box if a Member of a Group

(a) _______
(b) _______

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States

Number of Shares	(5)	Sole Voting Power	1,827,611 (1)
Beneficially Owned by	(6)	Shared Voting Power	107,924 (2)
Each Reporting	(7)	Sole Dispositive Power	1,827,611 (1)
Person With	(8)	Shared Dispositive Power	107,924 (2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,935,535 (1)(2)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares .

(11)	Percent of Class Represented by Amount in Row (9)

7.1%

(12)	Type of Reporting Person

IN

(1)           Includes 440,723 shares of Common Stock which are issuable upon the exercise of stock options which are exercisable within 60 days of December 31, 2012.

(2)           Includes 107,924 shares owned by Mr. Anderson’s spouse.

CUSIP NO. 228 903 100	13G/A	Page 3 of 5

Item l(a).  Name of Issuer:

CryoLife, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

1655 Roberts Boulevard
    Kennesaw, Georgia  30144

Item 2(a).  Name of Person Filing:

See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

1655 Roberts Boulevard
    Kennesaw, Georgia  30144

Item 2(c).  Citizenship:

See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 Par Value

Item 2(e).  CUSIP Number:

 228 903 100

Item 3.	Not applicable

Item 4.     Ownership.

(a)	Amount beneficially owned:

See item (9) of cover pages

(b)	Percent of Class:

See item (11) of cover pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

See item (5) of cover pages

CUSIP NO. 228 903 100	13G/A	Page 4 of 5

(ii)	shared power to vote or to direct the vote:

See item (6) of cover pages

(iii)	sole power to dispose or to direct the disposition of:

See item (7) of cover pages

(iv)	shared power to dispose or to direct the disposition of:

See item (8) of cover pages

Item 5.     Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

 Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

 Not applicable

Item 8.     Identification and Classification of Members of the Group:

 Not applicable

Item 9.     Notice of Dissolution of Group:

 Not applicable

Item 10.   Certification:

 Not applicable

CUSIP NO. 228 903 100	13G/A	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
(Date)

/s/ Steven G. Anderson
(Signature)

Steven G. Anderson
(Name/Title)